Draganfly Inc.

Annual General of Shareholders held on June 17, 2025 at Suite 2700, 1133 Melville Street, Vancouver, British Columbia, Canada

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations*.

The following sets forth a brief description of each matter which was voted upon at the Annual General Meeting of shareholders of Draganfly Inc. ("**Draganfly**") held on June 17, 2025 (the "**Meeting**") and the outcome of the vote:

Matter No.	Description of Matter	Outcome of Vote	Votes For	Votes Against	Votes Withheld	Percentage For
1.	Fix the number of directors to be elected at the Meeting at seven (7)	Resolution approved	1,756,512	176,983	N/A	90.85%
2.	To elect the following nominees to serve as directors of Draganfly for the ensuing year, or until their successors are duly elected or appointed, subject to the provisions of the *Business Corporations Act* (British Columbia) and Articles of Draganfly:					
	Cameron Chell	Elected	372,457	N/A	44,945	89.23%
	Scott Larson	Elected	362,223	N/A	55,179	86.78%
	Kim G.C. Moody	Elected	372,953	N/A	44,450	89.35%
	Thomas Modly	Elected	371,858	N/A	45,544	89.09%
	Tim Dunnigan	Elected	371,891	N/A	45,511	89.10%
	Christopher Miller	Elected	372,571	N/A	44,831	89.26%
	Denis Silva	Elected	364,444	N/A	52,959	87.31%
3.	To approve the appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditors of Draganfly to hold office until the next annual meeting or until their successors are appointed and to authorize the board of directors to fix their remuneration as such.	Resolution approved	1,740,584	N/A	192,911	90.02%

Dated at Vancouver, British Columbia, Canada as of this 17th day June, 2025.

DRAGANFLY INC.

Per: (signed) "*Cameron Chell*"
Cameron Chell
President and Chief Executive Officer